Mail Stop 3561

May 27, 2009

Via Fax & U.S. Mail

Ms. Lori Jones
Chief Financial Officer
201 Shannon Oaks Circle, Suite 105
Cary, North Carolina 27511

> **Re:** **Issuer Direct Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 20, 2009**
> **File No. 001-10185**

Dear Ms. Jones:

We have reviewed your response letter dated May 15, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Consolidated Statements of Operations, page F-5

1. We note your response to our prior comment 4 that other income totaling $35,717 for the year ended December 31, 2007 was a result of the settlement of an accrued liability for less than the recorded amount. Please explain to us the nature of this accrued liability and tell us why it was settled for an amount significantly less than the accrued amount.

Notes to the Financial Statements

Note 3. Acquisition of Basset Press

2. We note from your response to our prior comment 5 that you believe the fair value of the net assets acquired of $73,847 was more clearly determinable than the value of your common stock and accordingly, valued the shares issued at $73,847 or $.25 per share. Please tell us more about the nature of the assets acquired and explain why you believe that $73,847 represents the fair value of the net assets and why it is more readily determinable than the fair value of your equity consideration. Also, tell us how you decided that 300,000 was the appropriate amount of shares to be issued in this transaction. Additionally, please clarify for us whether the $107,000 cash was paid to the seller or whether it was paid to the creditors of the assumed liabilities.

Note 8. Notes Payable – Related Party, page F-14

3. We note from your response to our prior comment 10 that because you were a private entity on the date of the agreements detailed in Note 8 to convert debt to common stock, you utilized the agreed conversion price ($.50 per share) as the fair market value of the shares issued. Please provide us more details of the nature of the agreed conversion price including how the amount was calculated or determined. Also, for the conversion of $147,697 debt that is unrelated to the Docucon transaction, please tell us how that "agreed conversion price" was calculated or determined and explain to us why the amounts per share ($.1367 and $.16) or the "agreed conversion price" is significantly different from that used in the previously mentioned conversion of the liabilities related to the Docucon transaction.

Note 9. Preferred Stock and Common Stock, page F-15

4. We note from your response to our prior comment 12 that you have detailed the nature of each non-cash stock transaction during the year ended December 31, 2007. However, we are still unclear as to how the number of shares issued in connection with each of these transactions was determined. For each of the transactions detailed in your response, please tell us how the shares issued were valued. For example, you disclose that in January 2007, you issued 7,200,000 shares to four employees for services rendered in fiscal 2006 and the fair market

value of the shares totaled $121,000 which represents the amount of accrued compensation for such services. Please tell us how you determined that 7,200,000 shares would be issued for this $121,000 liability, rather than another amount (e.g. 6,000,000 or 8,000,000) of shares.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(202) 521-3505